Exhibit 12

Ratio of Earnings to Fixed Charges

(Unaudited and Restated)

	Twelve Months Ended December 31,
(in thousands of dollars)	2003		2002		2001		2000		1999
Earnings:
Income before taxes	$523,987		$522,705		$95,477		$448,454		$602,325

Add: Fixed charges, excluding interest on deposits	179,903		169,788		299,872		398,214		356,563

Earnings available for fixed charges, excluding interest on deposits	703,890		692,493		395,349		846,668		958,888
Add: Interest on deposits	288,271		385,733		654,056		782,076		639,605

Earnings available for fixed charges, including interest on deposits	$992,161		$1,078,226		$1,049,405		$1,628,744		$1,598,493

Fixed Charges:
Interest expense, excluding interest on deposits	$168,499		$157,888		$285,445		$383,997		$344,635
Interest factor in net rental expense	11,404		11,900		14,427		14,217		11,928

Total fixed charges, excluding interest on deposits	179,903		169,788		299,872		398,214		356,563
Add: Interest on deposits	288,271		385,733		654,056		782,076		639,605

Total fixed charges, including interest on deposits	$468,174		$555,521		$953,928		$1,180,290		$996,168

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	3.91	x	4.08	x	1.32	x	2.13	x	2.69	x
Including interest on deposits	2.12	x	1.94	x	1.10	x	1.38	x	1.60	x